For immediate release

1 March 2004

GKN preliminary results 2003

Financial Results	2003	2002	Increase/ (decrease)
Sales	£4,585m	£4,452m	3%
Profit before tax, goodwill amortisation and impairment and exceptional items	£246m	£267m	(8%)
Profit before tax	£173m	£180m	(4%)
Net borrowings	£793m	£834m	n/a
Earnings per share before goodwill amortisation and impairment and exceptional items	22.8p	25.2p	(10%)
Earnings per share	13.8p	13.7p	1%
Dividend per share	11.6p	11.3p	2.7%

Business highlights

- Sales up 3% despite weakness in most major markets – strong growth in automotive emerging markets
- Results impacted by £17 million increase in UK pension deficit charges - underlying PBT broadly level excluding deficit cost
- £41 million reduction in net borrowings
- Dividend increase 2.7% to 11.6p per share
- Substantial new business wins across the Group
    - Driveline - 29 new programmes
    - Aerospace - $2 billion future business potential
    - Powder Metallurgy – $150 million of new business
- Strategic initiatives launched to provide future benefits of £60 million a year by 2007

Kevin Smith, Chief Executive of GKN plc, commented:

"GKN's results in 2003, delivered in some difficult markets, confirm our long-standing reputation for consistently high levels of operational and financial management as well as our success in building strong positions in automotive and aerospace markets.

"Our principal challenge in 2003 was declining light vehicle production in North America, Western Europe and Japan and depressed conditions in civil aerospace.

"However we were able to take full advantage of the growth in automotive output in emerging markets and the continued strength of military aerospace programmes. Our Driveline business and AgustaWestland both delivered strong performances at the top end of our expectations.

"We have also been successful in winning substantial new business from our global customer base and there was strong order intake across the entire Group. In Automotive, Driveline won more than 70% of all available new CVJ programmes, Sinter Metals won $150 million of new orders and in Aerospace our technology has won us positions on all the important new aircraft under development in Europe and the US.

"Underlying profit before tax* was down on last year. The 8% reduction was largely caused by increased UK pension deficit charges of £17 million, without which we would have been close to last year.

"GKN's recognition of its pension fund obligations saw the Group contribute £44 million of cash in 2003 towards the deficit alone. In spite of that our cash performance was encouraging. Despite increased pension contributions we have reduced net debt for the second successive year."

(* Profit before tax, goodwill amortisation and impairment and exceptional items)

Shaping up for the Future – A new direction for Driveline

GKN Driveline has been a consistently high performing business. During 2003 and early 2004, we undertook a full review of our current Driveline manufacturing and business footprint to assess its future suitability for our key global markets. As a result of this strategic review we have now decided to embark on a programme of reorganisation which we are confident will provide a platform to significantly improve the quality of earnings in our core Driveline business and position us well to serve the future needs of our customers.

Our major markets of Western Europe and North America have provided little overall market growth in recent years with intense competition amongst manufacturers putting increased pressure on pricing and productivity. In contrast the emerging markets in South America, Asia and Eastern Europe are providing strong growth in automotive production and we have continued to successfully build our presence in all three regions, which also offer potential to provide much lower cost sources of supply.

To take advantage of this opportunity we have developed a global manufacturing strategy for our Constant Velocity Joint (CVJ) business which today represents 75% of our Driveline sales. Over the next three years we will migrate about 20% of our global production from high cost to low cost economies so that by 2007 over 50% of our CVJ manufacture will be sourced from low cost locations. This will require a significant realignment of our manufacturing network.

Detailed plans are being prepared to deploy this strategy and will be announced in due course. We expect that the exceptional cash costs of restructuring in Driveline will average around £35 million per year over the next three years, with additional non-cash costs being likely in 2004. Total exceptional costs, which should not exceed £150 million, will be finalised as the detailed plans are approved. Any additional capital expenditure required should not increase the Group's overall level of expenditure above the normal level of 110%-120% of depreciation.

Although there will be little benefit from this strategy in 2004, by 2007 we estimate full year profit benefits from completion of this exceptional restructuring to be in the region of £40 million a year.

Supporting US Sinter recovery – and Realigning our cost base across the Group

Although our success in winning new orders in US Sinter should lead to a resumption of growth in 2006, this recovery is at an early stage. We intend to support recovery and underpin its base by further reducing costs and focusing activities on our areas of technological advantage. Additional restructuring is therefore expected in 2004. Detailed plans are being developed and will be announced in due course.

In addition, across the Group as a whole we intend to realign overhead expenditure to better reflect the future shape of our business and reduce costs.

The cash costs of restructuring US Sinter and realigning our cost base across the Group are expected to total some £30-£40 million, falling largely in the next 12 months. The impact of these actions on the carrying value of related assets will be revisited as the detailed plans are developed.

In summary, by investing in reshaping Driveline, by supporting US Sinter recovery and by realigning our cost base, we will build a stronger business in a world which still offers excellent opportunities for growth. The measures outlined above will leave GKN well positioned to take full advantage of these opportunities. In total we estimate the exceptional cash cost of restructuring over the next three years to be some £140 million, with some £90 million likely to be charged to operating profit in 2004, together with any non-cash write-offs required as the detailed plans are developed. Our initial scenario planning indicates that such charges might be in the region of £60-£80 million, broadly shared equally between the two projects. The cash flow impact in 2004 should be some £50 million. Benefits in 2004 will be small, but will incrementally rise to an estimated £60 million a year by 2007 giving an overall cash payback of just over three years. The maximum cumulative cash outlay is likely to peak at around £80 million in 2005, well within the funding capacity of the Group.

OUTLOOK

In contrast to the declines of recent years there is now a more positive outlook for our major markets. Automotive production is forecast to increase slightly in North America whilst in Europe volumes are expected to be level or marginally ahead of 2003. Continuing strong demand is expected in most of Asia Pacific. In aerospace military demand looks set to remain strong with civil demand at its cyclical low.

However, competitive pressures in all our markets are expected to remain intense, exacerbated by increasing pressure from rising world raw material prices. The Group's global footprint means that the proportion of sales exported from one currency region to another is relatively small but the fall in the US dollar will affect approximately £150 million of exports from Europe to the US as the hedging cover now in place is at lower average rates than in 2003.

Against that background, the Group expects to make further improvements in its underlying operational performance although the overall result will be impacted by the charge relating to UK pension deficit costs increasing from £23 million to £40 million, as previously indicated.

Looking further ahead, GKN will continue to focus on its core strengths: technology, exceptional customer service and performance and, with the benefits of the strategic initiatives outlined above, the Group will continue to move forward with confidence.

The full text of the Operating and Financial Review which will appear in the Annual Report & Accounts together with Financial Statements and selected notes extracted from the audited accounts is attached to this press release which may be downloaded from www.gknplc.com.

Further enquiries: GKN Corporate Communications
Tel: 020 7463 2354

Operating and Financial Review

GROUP ACTIVITIES

GKN is a global engineering business serving the automotive and aerospace markets.

Automotive activities comprise GKN Driveline, Powder Metallurgy, and OffHighway and AutoComponents.

Aerospace activities comprise Aerospace Services and AgustaWestland, a 50% joint venture with Finmeccanica SpA.

STRATEGY

GKN is committed to providing long-term shareholder value by supplying outstanding products and services to our global automotive and aerospace customers to produce growth in sales and sustained profitability. This will be achieved largely through a combination of organic development of our businesses and selective acquisitions which add to our technological capabilities or geographical presence or are in support of customer outsourcing programmes.

REVIEW OF OPERATIONS

In this review, in addition to the statutory measures of earnings, we have included references to profit before goodwill amortisation and impairment and exceptional items since we believe this shows most clearly the trend in performance. In the segmental analysis the cost of the UK pension deficit, which is material and cannot be readily attributed to the current Automotive or Aerospace businesses, is shown separately. The segmental analysis of operating profit for 2002 has been restated accordingly.

Group performance

Sales

Total sales, including our share of joint ventures and associates, were £4,585 million compared with £4,452 million in 2002, an increase of £133 million (3.0%). Excluding the translational impact of currency, acquisitions and divestments, underlying sales were 1.1% above last year.

Automotive sales of £3,036 million were £86 million (2.9%) above last year with an underlying increase of 0.6%. As described below, 2003 was a year of weaker market conditions in both Europe and North America which were compensated to some extent by rapid growth in emerging markets, particularly China.

Aerospace sales of £1,549 million were £47 million (3.1%) higher than 2002. Excluding the translational impact of currency, acquisitions and the share of Alvis plc which was sold in the year, sales were broadly level with increases in military being offset by further reductions in civil demand.

Operating profit (before goodwill amortisation and impairment and exceptional items)

Operating profit before goodwill amortisation and impairment and exceptional items of £302 million was £13million (4.1%) lower than 2002. The translational impact of currency was £12 million positive but this was almost entirely offset by £11 million negative impact from transactional effects. Net acquisitions and divestments contributed £3 million. Total operating profit was also impacted by an increase of £17 million in the charge for the UK pension deficit.

Automotive operating profit decreased by £6 million (3.0%) to £195 million. Excluding translational currency effects, acquisitions and divestments the decrease was £18 million (8.5%).

Aerospace profits improved from £120 million to £130 million. However, the 2002 figure for Aerospace was after charging an £11 million share of redundancy and reorganisation costs in AgustaWestland. Adjusting for this, translational currency impacts, and acquisitions and divestments, underlying profit reduced by £4 million (3.0%).

As noted above, the charge to operating profit in respect of the UK pension scheme deficit rose to £23 million from £6 million in 2002.

Goodwill amortisation and impairment
Amortisation of goodwill was £37 million (2002 – £37 million). An impairment charge of £91 million (2002 - £11 million) has also been recognised in the year. Most of this (£83 million) arose as a consequence of continued disappointing performance in the US powder metal business with £8 million in Aerospace Services following the normal annual review of asset carrying values.

Statutory operating profit
Operating profit after goodwill amortisation and impairment and exceptional items was £174 million (2002 – £230 million), a 24.3 % decrease. There were no exceptional items charged to operating profit in the year (2002 - £37 million).

Exceptional items
Exceptional profits arising on the sale or closure of businesses totalled £55 million (2002 loss - £2 million). This mainly related to profit on the disposal of the Group's 29% shareholding in Alvis plc for a cash consideration of £73 million.

Interest
Net interest payable by subsidiaries was £56 million (2002 – £47 million). This planned increase was due to a combination of higher rates arising from the Group's issue of bonds in 2002 (which lengthened the debt maturity profile) and lower levels of balance sheet currency hedging.

Interest costs were covered 5.4 times (2002 – 6.6 times) by operating profit before goodwill amortisation and impairment and exceptional items.

Profit before tax
Profit before tax, goodwill amortisation and impairment and exceptional items was £246 million compared with £267 million in 2002, a decrease of 7.9%.

Statutory profit before tax was £173 million. This compared with the 2002 figure of £180 million.

Taxation
Taxation decreased to £70 million from £77 million in 2002. The underlying rate of tax expressed as a percentage of profit before goodwill amortisation and impairment and exceptional items for the year was 31.3% compared with a 2002 figure of 30.0%, the increase being largely attributable to a reduction in credits arising from the settlement of prior year tax liabilities.

The underlying rate in 2004 and beyond is still expected to show a modest, progressive increase as a result of future changes in the geographical mix of profits. There may, however, be some favourable impact from the satisfactory resolution of outstanding tax issues.

The tax credit on exceptional items and goodwill impairment was £7 million (2002 tax credit – £3

The effective tax rate based on profits after goodwill amortisation and exceptional items was 40.5% (2002 – 42.8 %).

Earnings
Earnings per share before goodwill amortisation and impairment and exceptional items were 22.8p compared with 25.2p in 2002, a reduction of 9.5% (after these items the figure was 13.8p, little changed from the 2002 figure of 13.7p).

Dividend
A final dividend of 7.8p per share is proposed, payable on 21 May 2004 to shareholders on the register at 30 April 2004.

Shareholders may choose to reinvest this dividend under the Dividend Reinvestment Plan ("DRIP"). The closing date for DRIP mandates is 6 May 2004

Together with the interim dividend of 3.8p the total dividend for the year will be 11.6p, an increase of 2.7% over the equivalent figure for last year. The total dividend is covered 2.0 times by earnings before goodwill amortisation and impairment and exceptional items (2002 – 2.2 times).

Cash flow
Operating cash flow, which GKN defines as cash inflow from operating activities (£287 million) adjusted for capital expenditure (£162 million) and proceeds from the disposal of fixed assets (£13 million), was again strong and this year's figure of £138 million compared with £168 million in 2002.

Continuing tight management control led to a sound working capital performance and lower capital expenditure. Before the cash outflow in respect of prior year exceptional charges (£13 million), the increase in UK pension prepayment (£21 million) and one-off payments in respect of overseas pension obligations (£13 million) there was a cash outflow from working capital and post retirement provisions of £19 million. After these items there was an outflow of £66 million.

Capital expenditure was £162 million (2002 – £213 million) and represented 89% of depreciation (2002 - 120%). This was somewhat lower than expected as certain large items of expenditure anticipated in 2003 will now take place in 2004. Looking forward, it is expected that the normal level of capital expenditure to depreciation will be closer to 110% - 120%.

Interest paid was £70 million compared with £56 million in 2002 since interest on the bonds issued during that year was not paid until 2003.

Dividends from joint ventures and associates were £68 million (2002 – £45 million) with the major receipt being from AgustaWestland which has a policy of 100% distribution of earnings unless otherwise agreed by the shareholders. The dividend received from AgustaWestland in 2003 was somewhat higher than its normalised distribution, reflecting its strong profit and cash performance.

Tax paid totalled £63 million compared with £38 million in 2002 and reflected the settlement of prior years' tax issues. The figure for 2004 is expected to be somewhat lower.

The net impact of acquisitions and divestments was an inflow of £29 million (2002 outflow – £75 million) leaving a net cash inflow for the year, before dividend payments, of £118 million (2002 – £66 million). The major transactions in the year were the sale of our 29% stake in Alvis plc for £73 million and the acquisition of Pilkington's Aerospace transparency business for £36 million in cash

Net borrowings
At the end of the year the Group had net borrowings of £793 million (2002 – £834 million). These included the benefit of customer advances of £48 million (2002 – £42 million), which are shown in short-term creditors in the balance sheet. There were no net borrowings in joint ventures, which held net cash balances at 31 December 2003.

The reduction in net debt seen in the year was encouraging, reflecting the continued focus on cash management throughout the Group.

Goodwill
At the year end the balance sheet showed goodwill of £340 million (2002 - £470 million) in relation to subsidiaries and a further £114 million (2002 - £114 million) within the equity value of joint ventures and associates. The significant decrease in value of goodwill in respect of subsidiaries reflects the £91 million impairment charge noted above.

Shareholders' equity
Shareholders' equity was £926 million at the end of the year compared with £950 million at the end of 2002. Retained profits were £16 million which were more than offset by £41 million adverse impact of currency.

Divisional Performance

Automotive

By comparison with 2002, car and light vehicle production declined in both North America and Western Europe by 3.2% and 0.7% respectively. This was partially offset by growth in the emerging markets of Asia Pacific where production rose by some 19% to 7.9 million units. Notwithstanding these difficult markets and pricing pressure which remained intense, sales revenue of £3,036 million was £86 million higher than 2002. The favourable translational impact of currency was £19 million and the full year impact of 2002 acquisitions added £58 million. The impact of divestments was small at £10 million so that on a like for like basis sales were 0.6% higher than in 2002.

Operating profit was £195 million, £6 million (3.0%) below 2002. The translational impact of currency was £11 million favourable while net acquisitions and divestments added £1 million. Excluding these factors profits fell by £18 million (8.5%) but it should be noted that this result reflects the transactional impact of currency which, by comparison with 2002, reduced profit by some £7 million. Some impact was seen from increased raw material costs, particularly steel on which we spend some £500 million per annum, but since these largely occurred late in the year their effect on 2003 was small.

GKN Driveline

Products and markets

GKN Driveline specialises in the manufacture of components for light vehicle drivelines (defined as the components that transfer torque between a vehicle's transmission and its driven wheels). These components include geared components (transfer cases, power transfer units and final drive units), torque management devices and driveshafts (propshafts for longitudinal power transmission and sideshafts for lateral transmission).

GKN Driveline is the global leader in the production of constant velocity jointed (CVJ) products for

rear wheel drive, and four wheel drive vehicles; CVJ sideshafts are required for every driven axle with independent suspension. Some but not all longitudinal propshafts are also fitted with CVJs.

In 2003, based on internal estimates, GKN Driveline companies produced in excess of 42% of CVJs for the global light vehicle market. The market share of the next largest producer was approximately 17%. Nearly 24% of CVJs are produced by vehicle manufacturers (VMs) for their own use through 'in-house' operations. GKN Driveline manufactures CVJs and related products in 37 plants in 21 countries across all of the vehicle-producing regions of the world and has enjoyed considerable success in the developing markets, with market shares of some 80% in South America and 55% in the Asia Pacific region excluding Japan and South Korea.

GKN Driveline is also a global leader in the market for torque management devices (TMDs) and premium propshafts. TMDs are mechanical or electro-mechanical devices that improve vehicle performance and handling by controlling the flow of torque to the driven wheels based on road conditions, vehicle situation and driver intent. GKN offers a wide range of TMD solutions as both standalone and integrated devices to VMs and to certain Tier One suppliers. In 2002, GKN acquired a 33% stake in Tochigi Fuji Sangyo (TFS), a Japanese manufacturer of TMDs and other driveline components. We estimate that in 2003 GKN and TFS together supplied approximately 18% of TMDs for light vehicle applications on a global basis. GKN Driveline is also one of the largest suppliers of premium propshafts, which we define as those propshafts with sophisticated joints, materials or other features. We estimate that in 2003 premium propshafts represented approximately 32% of global light vehicle propshaft demand, or some 9 million propshaft assemblies. GKN Driveline's share of this segment was in the region of 17%.

Sales by GKN Driveline of geared components are currently not significant but we are involved in many active development projects on future vehicle programmes. We expect above-market growth in power transfer units and final drive units as VMs continue to introduce new 'crossover' vehicles that combine four wheel drive with car-like dynamics and comfort. GKN Driveline also operates an aftermarket business, primarily in Europe, that serves distributors and service outlets with a range of new and remanufactured driveline and other components.

The GKN Driveline business is managed globally to ensure effective use of resources and capital. Customers are served by global account teams that are structured to reflect customer organisations, and all manufacturing and sourcing decisions are reviewed from the perspective of global capacity and strategy.

2003 highlights

Sales in 2003 were £1,938 million (2002 - £1,826 million).

The full year impact of our 33% shareholding in TFS, which was acquired in 2002, accounted for £50 million of the increase, the effect of translational currency was £25 million favourable whilst the net impact of other acquisitions and divestments was £7 million negative, leaving the underlying increase at £44 million (2.4%). This overall increase was encouraging as it was achieved in the face of lower vehicle production and significant pricing pressure in major markets.

The pricing environment continued to be difficult. Productivity improvements offset some of the price reductions but margins were also adversely affected by higher steel prices and industrial action by the German metal workers' union in Mosel. Overall, therefore, there was a slight reduction in operating margins from 2002.

As part of the global strategy noted above, in August the division entered into two joint ventures

vehicle for Toyota, beginning production in August 2004. In December 2003 we agreed, subject to regulatory approval, an increase in our shareholding in Shanghai GKN Drive Shaft Company Ltd from 40% to 50%.

Orders won during the year confirm that there is unlikely to be any major change in the division's market share in the period up to 2006, the latest date for which reliable data is available.

There continued to be a high degree of focus on research and development and during the year the division invested some £68 million, including expenditures for product and process improvement, cost reduction and innovation. All these costs were charged to operating profit during the year.

Powder Metallurgy

Products and markets

GKN Powder Metallurgy Division produces both metal powder and sintered products. This combination, which is unique amongst the larger powder metallurgy companies gives a competitive advantage through enhanced technology and a wide range of capabilities.

Until November 2003, when a small Romanian company was acquired, powder production was confined to the Hoeganaes operations in the USA. Hoeganaes largely serves the US market with approximately half of current production going to GKN's own sintering companies and the remainder to third party customers. It is the largest producer of powder in North America with a 53% market share. Hoeganaes' third party sales account for just over 10% of the division's sales.

GKN Sinter Metals manufactures components from metal powder, largely iron although aluminium and other alloys are also used. The technology is essentially substitutional and can result in significant cost savings by comparison with cast or forged components requiring extensive subsequent machining. The largest market is automotive where it is used to produce components, such as connecting rods and gearbox components, which require less machining before use.

GKN's sintered component production takes place in North and South America, Western Europe and India with the percentages being 59%, 38% and 3% respectively. In a highly fragmented global market, GKN Sinter Metals has approximately 16% share with the next largest company at 4%. Over 50% of the global market is represented by producers with less than 1% each. In North America, sales to DaimlerChrysler, Ford and General Motors account for some 70% of turnover.

2003 highlights

2003 sales of £608 million were £24 million (3.8%) lower than 2002. £20 million of the reduction was due to currency on translation so that on a like for like basis sales were broadly level with last year. Sales improved in India, where there was strong growth in automotive demand, and in continental Europe but were offset by lower figures in North America, reflecting the weaker automotive markets noted above exacerbated by the continued loss of market share by the division's major customers. Operational improvements continued to be made but the lower production levels seen during the year impacted the reported performance of the US sintering business, though Europe, the Rest of the World and Hoeganaes remained satisfactory.

In view of the continuation of these market conditions, as noted in the financial section of this review it was considered appropriate to make an impairment charge of £83 million in respect of capitalised goodwill in the US businesses. Plans for accelerating the recovery process are well advanced and will be implemented in 2004.

During the year new business with an annualised value of approximately $150 million was won. $80 million of this was for the US business and will come on stream from 2006 at which point annual US revenues can be expected to resume growth.

In the early part of the year the creation of a dedicated Research and Development centre in Germany was announced. This facility, which will be opened in May 2004, aims to increase the speed of product development and, in particular, improve the strength of sintered components.

As noted above, in November a small Romanian powder manufacturer was acquired. This will broaden the division's production capacity, lead to lower material costs in Europe and provide a basis for further development in Eastern Europe. It is likely that further 'bolt-on' strategic acquisitions will be made in developing markets.

OffHighway and AutoComponents (including Emitec)

Products and markets

The division comprises a number of smaller businesses which supply agricultural, construction equipment and automotive customers with power take off equipment, wheels, structural components, engine cylinder liners and metal substrates for catalytic converters. The European agricultural market has been relatively depressed for some time and saw further falls in the early part of the year as a consequence of a reduction in the level of farm incomes, uncertainty caused by the new Common Agricultural Policy and a loss of confidence by farmers. Some recovery was seen in the second half of the year but expectations for 2004 remain muted. In North America, after a slow start, there was some recovery in the second half of the year but only back to the same level as 2002. 2004 is also expected to remain around these levels.

In construction markets Europe was flat and is expected to remain so but North America is likely to improve slightly in 2004 after a static 2003.

2003 highlights

Sales for the year of £490 million compared with £492 million in 2002. Currency translation was £14 million favourable and the full year impact of 2002 acquisitions was £5 million, leaving the underlying figure £21 million lower. In addition to the weak market conditions noted above, this reduction reflected lower sales by Emitec in the USA as a number of major contracts came to an end. However, the division continued to generate cash and margins were substantially maintained, notwithstanding these challenging conditions.

During the year the division completed the closure of the UK cabs business, costs of which were provided in the 2002 accounts.

Aerospace

The civil aerospace market weakened further in 2003 with combined deliveries by Airbus and Boeing decreasing from 684 aircraft in 2002 to 586 in 2003. Military demand, however, remained firm and offset much of this decline. As a result, sales for the year were £1,549 million compared with £1,502 million in 2002. Overall, there was no translational impact of currency with reductions in subsidiaries offset by increases in AgustaWestland and on a like for like basis, excluding acquisitions and Alvis, sales were broadly level with last year.

Operating profit was £130 million, £10 million (8.3%) higher than 2002 although the latter included £11 million of reorganisation costs in AgustaWestland. The translational impact of currency was £1 million favourable while acquisitions added £2 million. Excluding these factors together with the 2002 reorganisation costs, profits decreased by £4 million largely as a consequence of the slightly lower levels of activity in AgustaWestland.

Aerospace Services

Products and markets

GKN Aerospace Services manufactures structural components, assemblies and systems for aircraft and aero-engine manufacturers, and provides a range of engineering services, for both military and civil aerospace markets. Currently, sales are 70% to military and 30% to civil markets.

At present, the aerostructures market is fragmented with most of the production currently in-house by the aircraft manufacturers. We believe that as these companies look to outsource this manufacturing and supply chain management responsibility, additional growth opportunities will arise. In addition, our leading position in advanced composite technologies will position us to benefit from the accelerating trend toward increased composite usage on new military and civil aircraft.

Overall, the market for civil aircraft is not expected to improve in 2004, with no significant recovery expected until 2006. Military markets, however, remain solid with the US defence budget expected to grow by some 4% annually to the end of the decade.

2003 highlights

Sales of £559 million were exactly the same as in 2002. The effect of currency on translation of sales revenue was £30 million negative, while the impact of 2002 and 2003 acquisitions was £16 million. Eliminating these factors, sales were £14 million (2.6%) higher than 2002.

Profits for the year of £23 million compared with £25 million in 2002. With some two thirds of its sales and almost all of its operating profit generated in the US, Aerospace Services operating profit was significantly impacted by the fall in the US dollar against the pound with an adverse translational currency effect of £4m. This was partially offset by the £2 million contribution from acquisitions. Half of this was from the Pilkington Aerospace business acquired in October 2003, which performed well in its first 3 months of GKN ownership. Actions to integrate it and GKN's existing canopies business are proceeding apace.

At constant exchange rates and excluding acquisitions, profits were level with 2002. The military side of the business continued to perform steadily, particularly the St. Louis facility acquired from Boeing as an outsourcing in 2001, which successfully secured further contract life extensions on several of its major programmes. Costs were incurred on the supporting advanced design and development work on the new Joint Strike Fighter (JSF) programme.

However the civil business, which over the last two years has successfully reduced its costs base to significantly lower levels, saw further weakness in its markets and also absorbed the costs of development work on new programmes including on the A380 Airbus aircraft.

As part of the normal annual review of fixed asset carrying values, and in the light of specific trading performance at one of our US operations, it was considered appropriate to make a goodwill impairment charge of £8 million

During the year, the division has been successful in winning business both for Airbus and on the F-35 JSF. At the end of the year the weighted average value for GKN on the Airbus 380 was US$2.0 million per aircraft and on the JSF US$0.4 million whilst the estimated future value of our work on all US Department of Defense programmes was US$6 billion.

The acquisition of the Pilkington Aerospace business, which was completed at the beginning of October, positions the division as the market leader in military transparencies and as a strong number two in the civil market.

AgustaWestland

Products and markets

AgustaWestland, which was formed as a 50/50 joint venture between GKN and Finmeccanica SpA of Italy at the beginning of 2001, manufactures a range of medium to heavy-lift helicopters and provides engineering support and training services. It is one of the world's largest helicopter suppliers by sales revenue with approximately 80% being to military and 20% to civil markets. Approximately 60% of current revenue reflects aircraft production and 40% engineering support and training. The company's market is largely defined by national government budgets and programmes. The main global influence is US Department of Defense spending, where there are a number of major programmes which will be initiated in the next two or three years. In addition, there are market opportunities for the company's products in both Europe and South East Asia.

2003 highlights

GKN's share of sales revenue in 2003 of £876 million was £11 million above the 2002 figure. There was, however, a £30 million benefit from currency translation and, excluding this, sales were £19 million (2.1%) lower, largely as a consequence of the completion of the EH101 for the UK Ministry of Defence during the early part of the year and the mix of production on other contracts. Operating profit of £102 million was £9 million above last year's figure of £93 million, which contained an £11 million charge for the reorganisation of the company's UK facilities. Excluding this and the £5 million favourable impact from currency translation the profit was £7 million (6.4%) lower than last year.

Helicopter deliveries in the year included 7 EH101s and 25 Apaches. It is expected that the final 6 Apaches for the UK army will be delivered in the first half of 2004. The value of orders received during the year was £1.2 billion and at the year end the order book stood at £4.4 billion. Looking forward, it is anticipated that 2004 revenue and profit will be slightly lower than 2003 with further reduction in 2005 before new programmes start to come on stream in 2006.

OTHER FINANCIAL MATTERS

Accounting policies
No new accounting policies have been adopted in the year.

Treasury management
GKN co-ordinates all treasury activities through a central function whose purpose is to manage the financial risks of the Group as described below and to secure short- and long-term funding at the minimum cost to the Group. The central treasury function operates within a framework of clearly defined Board approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of

instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted, and none has occurred during the year.

The central treasury function prepares a formal twice-yearly report to the Board, and prepares formal monthly reports for the Finance Director and other senior executives of the Group. In addition, the gross and net indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director, whilst liquidity, interest rate, currency and other financial risk exposures are monitored daily. The central treasury function is subject to an annual internal and annual external review of controls.

Funding and liquidity
The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

All the Group's borrowing facilities are arranged by the central treasury function and the funds raised are then lent to operating subsidiaries on commercial arm's-length terms. In some cases operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing at a range of maturities from both capital markets and bank sources.

Bank borrowings are principally in the form of committed multi-currency bilateral revolving credit facilities with a group of relationship banks, and with a range of maturities from 364 days to four years. Borrowings under these facilities are unsecured and were denominated in euro and Japanese yen at 31 December 2003.

Capital markets borrowing includes unsecured issues of £350 million 6.75% bonds maturing in 2019 and £325 million 7% bonds maturing in 2012.

At the year-end the Group had committed borrowing facilities of £1,526 million, of which £880 million was drawn. The weighted average maturity profile of the Group's committed borrowings was 10.6 years. This leaves the Group well placed to fund its strategic growth plans and to withstand any sudden changes in liquidity in the financial markets.

The Group also has access to substantial lines of uncommitted funds which are used principally to manage day-to-day liquidity. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt.

Risk management
The Group is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

The Group uses interest rate swaps, swaptions, forward rate agreements, netting techniques and forward exchange contracts to manage the primary market exposures associated with its underlying assets, liabilities and anticipated transactions.

Counterparty credit risk
The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties

with a strong investment graded long-term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties.

Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements, interest rate swaps and swaptions). The Group's current policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12-month horizon.

The timing of cash flows at the year end resulted in 76% of the Group's gross financial liabilities at fixed rates of interest, however this was reduced below the 70% ceiling during the first few weeks of 2004. The weighted average period in respect of which interest has been fixed was 11.9 years.

Currency risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts. The level of hedges may be varied from time to time as the volume of underlying trading also varies. Differences arising on such variations are taken to the profit and loss account either as a credit or a charge.

The Group has a significant investment in overseas operations, particularly in continental Europe, and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly (in either the local domestic or eurocurrency markets), or indirectly through the use of rolling annual forward foreign exchange contracts. Borrowings created through the use of such contracts amounted to £597 million at 31 December 2003 and were denominated in US dollars (64%) and euro (36%). These amounts are less than the full value of the Group's balance sheet held in those currencies since, during 2003, the Board decided to restrict the level of hedging to ensure that the Group's total level of borrowings would not be overly sensitive to any exchange rate movement.

Pensions and post-retirement benefits

Pension costs in these accounts have been accounted for on an SSAP 24 basis. The total charge to Group profit in respect of defined benefit schemes was £68 million (2002 – £49 million). The increase, which was predicted in last year's annual report, arose largely as a consequence of the triennial valuation of the UK scheme which took place during the course of the year and which is discussed in more detail below and in note 5 to the financial information attached. Because the valuation applied for only part of the year there will be a further increase in the charge in 2004 when it is anticipated that the equivalent charge for pensions and post-retirement liabilities will be in the region of £86 million, of which £40 million will be in respect of pension deficit charges in the UK. It is not possible to give guidance beyond the current year as, following the implementation of International Financial Reporting Standards (IFRS) in 2005, the cost of pensions will be reported on a different basis.

In line with guidance from the Accounting Standards Board and because of the uncertainty

accounts, but is disclosing fully the effects had it done so. These are shown in note 5 to the financial information attached which covers both the balance sheet and profit and loss account impacts.

UK Pensions
Much of the external focus is on the Group's UK pension scheme which has approximately 60,000 members of whom only 10% are currently in service with the remainder either deferred or current pensioners. As a UK defined benefit scheme, this is run on a funded basis with funds set aside in trust to cover future liabilities to members. An actuarial valuation of the scheme was carried out during the year which showed the aggregate funding on an ongoing basis was 69%. As a consequence, the Group has raised its annual cash payment to the fund to £54 million. This figure is expected to apply at least until the next valuation in three years time and is £21 million higher than in 2002 (which had already been increased by £10 million in anticipation of the review). Employees have also increased their contributions to reflect the higher cost of providing future benefits.

Under SSAP 24 the charge to profit for the UK scheme was £33 million (2002 – £17 million), analysed as £10 million in respect of current service and £23 million in respect of the deficit. Because of the materiality of the deficit and since it relates in large part to employees of companies which are no longer part of the Group, it is shown separately in the segmental analysis to enable underlying performance to be better understood. Prior year figures have been restated accordingly.

Overseas Pensions
The charge for overseas post-retirement benefits under SSAP 24 was £35million and the charge for 2004 is expected to remain at around this level.

During 2003 the Group took advantage of its good cash position and 'bought out' an unfunded pension obligation in one of its European companies.

FRS 17 also values post-retirement benefits outside the UK, including those countries where schemes are unfunded and it is already the practice to provide for the liability in the balance sheet. The principal regions involved are the US and continental Europe and the detailed assumptions underlying the FRS 17 additional net liabilities in those territories, of £37 million and £28 million respectively, are set out in the note to the accounts.

Summary
In total, at 31 December 2003 on the FRS 17 basis, there was a net additional liability on all pension/post-retirement obligations of £563 million (2002 – £527 million) in addition to the net £138 million (2002 – £157 million) already included in long-term liabilities/prepayments on the balance sheet. This net liability arises after a deferred tax credit of £203 million (2002 – £202 million) which, it should be noted, is restricted by the forecast availability of UK taxable profits.

Joint Ventures
The equity value of joint ventures will also be affected by the implementation of FRS 17 and the adjustment at the end of 2003 would have reduced shareholders' funds by £54 million (2002 - £58 million).

International Financial Reporting Standards
The European Union requires all listed companies to report under International Financial Reporting Standards (IFRS) for accounting periods commencing on or after 1 January 2005 with prior year comparatives on the same basis.

In 2002 the Group initiated a project to review the requirements of IFRS, recommend appropriate accounting policies for consideration by the Audit Committee, and identify their impact on Group
[illegible] and Balance Sheet. The project operates under a steering committee chaired by the Group

Finance Director and consisting of divisional finance directors together with other senior employees with responsibility for external and internal reporting and systems development and implementation.

A number of working parties containing representatives from line and central financial management were established to consider all IFRS requirements. With the exception of those considering areas where standards have not yet been finalised all working parties have identified the key areas of difference between IFRS and current UK GAAP which will affect the Group.

Work is continuing on developing appropriate policies. Once this is completed the systems requirements will be finalised, appropriate training programmes will be established and an estimate of the impact on the Group's reported results evaluated. With several accounting standards still to be finalised, it is too early to predict the results of this evaluation although it is already clear that the adoption of IFRS will undoubtedly introduce more volatility into company accounts in general.

Financial resources and going concern

At 31 December 2003 the Group had available, but undrawn, committed borrowing facilities totalling £646 million.

Having assessed the future funding requirements of the Group, the Directors are of the opinion that it is appropriate for the accounts to be prepared on a going concern basis.

Cautionary statement

This press announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the Group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

APPENDICES

These appendices do not form the statutory accounts of the Group. The statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies and contained an unqualified audit report. The audited results for 2003 were approved by the Board on 27 February 2004 and have been agreed with the auditors.

Consolidated Profit and Loss Account

For the year ended 31 December 2003

	Notes	Continuing operations 2003 £m	2002 £m
Sales			
Subsidiaries		**3,334**	3,305
Share of joint ventures		**1,064**	1,051
Share of associates		**187**	96
		4,585	4,452
Operating profit			
Subsidiaries:			
Before goodwill amortisation and impairment and exceptional items		**168**	196
Goodwill amortisation		**(31)**	(31)
Goodwill impairment		**(91)**	(11)
Exceptional items	2	**-**	(37)
Total subsidiaries		**46**	117
Share of joint ventures:			
Before goodwill amortisation		**129**	116
Goodwill amortisation		**(6)**	(6)
Total share of joint ventures		**123**	110
Share of associates		**5**	3
Total operating profit		**174**	230
Exceptional items			
Profits less losses on sale or closure of businesses:			
Subsidiaries	2	**(4)**	(2)
Associated company	2	**59**	-
Profit before interest and taxation		**229**	228
Net interest payable:			
Subsidiaries		**(56)**	(47)
Share of joint ventures and associates		**-**	(1)
Profit on ordinary activities before taxation		**173**	180
Taxation		**(70)**	(77)
Profit on ordinary activities after taxation		**103**	103
Minority interests – equity		**(2)**	(3)
Earnings of the year		**101**	100
Dividends	3	**(85)**	(83)
Transfer to reserves		**16**	17
Earnings per share – p	4	**13.8**	13.7
Diluted earnings per share – p	4	**13.7**	13.6

Results before goodwill amortisation and impairment and exceptional items			
Operating profit - £m		**302**	315
Profit before tax - £m		**246**	267
Earnings per share – p	4	**22.8**	25.2

Consolidated Balance Sheet

At 31 December 2003

	2003 £m	2002 £m
Fixed assets		
Intangible assets - goodwill	**340**	470
Tangible assets	**1,329**	1,374
	1,669	1,844
Investments		
Joint ventures:		
Share of gross assets	**1,201**	1,198
Share of gross liabilities	**(944)**	(972)
	257	226
Associates	**29**	39
Other investments	**6**	17
	292	282
Total fixed assets	**1,961**	2,126
Current assets		
Stocks	**487**	488
Debtors	**630**	561
Cash at bank and in hand	**131**	105
	1,248	1,154
Creditors: amounts falling due within one year		
Short-term borrowings	**(36)**	(43)
Creditors	**(760)**	(772)
Taxation payable	**(166)**	(182)
Dividend payable	**(57)**	(56)
	(1,019)	(1,053)
Net current assets	**229**	101
Total assets less current liabilities	**2,190**	2,227
Creditors: amounts falling due beyond one year		
Term loans and obligations under finance leases	**(887)**	(894)
Provisions for liabilities and charges	**(361)**	(373)
Net assets	**942**	960
Capital and reserves		
Called up share capital	**367**	366
Share premium account	**14**	13
Revaluation reserve	**40**	45
Other reserves	**(96)**	(81)
Profit and loss account	**601**	607
Equity interest	**926**	950
Minority interest - equity	**16**	10
	942	960

Statement of total recognised gains and losses

For the year ended 31 December 2003

	2003	2002
	£m	£m
Earnings of the year		
Subsidiaries	**5**	26
Share of joint ventures	**92**	71
Share of associates	**4**	3
	101	100
Currency variations	**(41)**	(43)
Other reserve movements	**(1)**	(4)
Total recognised gains and losses of the year	**59**	53

Earnings of the year on an historical cost basis are not materially different from those reported above.

Reconciliation of movements in shareholders' equity

For the year ended 31 December 2003

	2003	2002
	£m	£m
Total recognised gains and losses of the year	**59**	53
Dividends	**(85)**	(83)
Issue of Ordinary Shares net of costs	**2**	12
Formation of AgustaWestland	**-**	(2)
Total decrease	**(24)**	(20)
Shareholders' equity at 1 January	**950**	970
Shareholders' equity at 31 December	**926**	950

Movement in net debt

For the year ended 31 December 2003

	2003	2002
	£m	£m
Increase/(decrease) in cash	**28**	(74)
Increase in liquid resources and financing	**6**	60
Cash inflow/(outflow) before use of liquid resources and financing	**34**	(14)
Currency variations	**13**	66
Net proceeds of Ordinary Share issues	**2**	9
New finance leases	**(1)**	-
Subsidiaries acquired and sold	**(7)**	(10)
Total decrease	**41**	51
Net borrowings at 1 January	**(834)**	(885)
Net borrowings at 31 December	**(793)**	(834)

Consolidated cash flow statement

For the year ended 31 December 2003

	2003 £m	2002 £m
Net cash inflow from operating activities (note a)	**287**	361
Dividends from joint ventures and associates	**68**	45
Returns on investments and servicing of finance		
Interest received	**17**	22
Interest paid	**(70)**	(56)
Dividends paid to minority interests	**(1)**	(1)
	(54)	(35)
Taxation		
United Kingdom	**-**	-
Overseas	**(63)**	(38)
	(63)	(38)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(162)**	(213)
Sale of tangible fixed assets	**13**	20
Investment loans and capital contributions	**(4)**	1
Other financial investments	**4**	-
	(149)	(192)
Acquisitions and disposals		
Purchase of subsidiaries	**(45)**	(47)
Purchase of joint ventures and associates	**(1)**	(37)
Sale of subsidiaries	**2**	9
Sale of associated company	**73**	-
	29	(75)
Equity dividends paid	**(84)**	(80)
Cash inflow/(outflow) before use of liquid resources and financing	**34**	(14)
Management of liquid resources		
Increase in short-term loans and deposits	**(32)**	(61)
Decrease in short-term loans and deposits	**28**	53
	(4)	(8)
Financing		
Net proceeds of Ordinary Share issues	**2**	9
Proceeds of other term borrowings	**497**	1,402
Repayment of other term borrowings	**(498)**	(1,460)
Finance leases	**(3)**	(3)
	(2)	(52)
Increase/(decrease) in cash	**28**	(74)

(a) Net cash inflow from operating activities

For the year ended 31 December 2003

	2003	2002
	£m	£m
Operating profit	**46**	117
Depreciation	**182**	177
Goodwill amortisation	**31**	31
Impairment of goodwill	**91**	11
Profit on sale of tangible fixed assets	**(5)**	(6)
Impairment of tangible fixed assets	**2**	4
Decrease/(increase) in stocks	**4**	(5)
Increase in debtors	**(43)**	(10)
(Decrease)/increase in creditors	**(24)**	44
(Decrease)/increase in provisions	**(3)**	8
Increase/(decrease) in customer advances	**9**	(4)
Exceptional items (note 2)	**(3)**	(6)
Net cash inflow from operating activities	**287**	361

Note:

Included in cash inflow from operating activities is expenditure of £13 million (2002- £52 million) in respect of operating exceptional items.

Segmental analysis

	Sales		Operating profit*		Net operating assets	
	2003	2002	**2003**	2002	**2003**	2002
	£m	£m	**£m**	£m	**£m**	£m
By business						
Automotive:						
Subsidiaries	**2,775**	2,746	**168**	177	**1,333**	1,290
Joint ventures	**162**	161	**26**	23	**83**	85
Associates	**99**	43	**1**	1	**45**	41
	3,036	2,950	**195**	201	**1,461**	1,416
Aerospace:						
Subsidiaries	**559**	559	**23**	25	**347**	353
Joint ventures	**902**	890	**103**	93	**383**	243
Associates	**88**	53	**4**	2	**-**	(6)
	1,549	1,502	**130**	120	**730**	590
UK pension deficit	**-**	-	**(23)**	(6)	**-**	-
Sub-total	**4,585**	4,452	**302**	315	**2,191**	2,006
Goodwill amortisation and impairment	**-**	-	**(128)**	(48)	**-**	-
Exceptional items	**-**	-	**-**	(37)	**-**	-
Group total	**4,585**	4,452	**174**	230	**2,191**	2,006
By region of origin						
Europe:						
Subsidiaries	**1,801**	1,687	**133**	129	**902**	837
Joint ventures	**947**	933	**108**	99	**410**	272
Associates	**88**	53	**4**	2	**-**	(6)
	2,836	2,673	**245**	230	**1,312**	1,103
Americas:						
Subsidiaries	**1,244**	1,349	**42**	54	**681**	724
Joint ventures	**46**	62	**8**	10	**27**	32
	1,290	1,411	**50**	64	**708**	756
Rest of the World:						
Subsidiaries	**289**	269	**16**	19	**97**	82
Joint ventures	**71**	56	**13**	7	**29**	24
Associates	**99**	43	**1**	1	**45**	41
	459	368	**30**	27	**171**	147
UK pension deficit	**-**	-	**(23)**	(6)	**-**	-
	4,585	4,452	**302**	315	**2,191**	2,006

* Operating profit for 2002 has been re-analysed to show separately the charge in respect of the UK pension deficit, most of which relates to businesses which are no longer part of the Group.

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom other than the pension deficit noted above.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit/(loss) after charging goodwill amortisation and impairment and exceptional items is analysed by business as follows: Automotive £89 million (2002 - £143 million), Aerospace £108 million (2002 - £93 million) and UK pension deficit £(23)million (2002 - £(6)million) and by region of origin as follows: Europe £212 million (2002 - £192 million), Americas £(66) million (2002 - £19 million) and Rest of the World £28 million (2002 - £25 million).

4 Net operating assets are analysed as follows:

	2003	2002
	£m	£m
Tangible fixed assets	**1,329**	1,374
Stocks	**487**	488
Debtors	**623**	551
Creditors - short-term	**(759)**	(770)
Total subsidiaries	**1,680**	1,643
Net operating assets of joint ventures and associates	**511**	363
	2,191	2,006

1. Basis of preparation

The financial information comprises the consolidated profit and loss account, consolidated balance sheet and consolidated cash flow statement and notes thereto which have been extracted from the audited financial statements.

There have been no changes in accounting policy in the year.

The exchange rates used for the currencies most important to the Group's operations are:

	£1=euro	£1=US$
2003 average	**1.45**	**1.64**
2002 average	1.59	1.50
2003 year-end	**1.42**	**1.79**
2002 year-end	1.53	1.61

2. Exceptional items

	2003	2002
	£m	£m
a) Operating exceptional items		
Asset impairments	-	(14)
Redundancy costs	-	(15)
Other	-	(8)
	-	(37)

Operating exceptional items in 2002 arose from the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of 2001, as a result of which the Group took steps to reduce capacity in a number of Aerospace and Automotive plants. A reassessment was also made of the carrying value of certain Aerospace assets.

These actions resulted in a charge to operating profit of £106 million in 2001 and a further £37 million in 2002 in respect of actions which had not been announced by 31 December 2001 and could not, therefore, be accrued. The cash outflow from these and earlier actions was £13 million in 2003, £52 million in 2002 and £27 million in 2001.

	2003	2002
	£m	£m
b) Non-operating exceptional items - Profits less losses on sale or closure of businesses		
i) Subsidiaries	**(4)**	(2)
ii) Sale of shares in associated company - Alvis plc	**59**	-

There was no goodwill previously written off to reserves on the businesses sold or closed during the year.

Losses on sale of subsidiaries includes provisions relating to a small operation where divestment was ongoing at the date these accounts were signed and completion is expected in the first quarter of the year.

There was a £3 million cash outflow in 2003 in respect of a prior year business closure.

3. Dividends

	2003 £m	2002 £m
Equity dividends		
Interim (paid 30 September 2003) 3.8p per share (2002 - 3.7p per share)	**28**	27
Final 7.8p per share (2002 - 7.6p per share)	**57**	56
	85	83

4. Earnings per share

Earnings per share for 2003 are based on earnings of the year of £101 million (2002 - £100 million) and calculated on the weighted average number of 733.0 million shares in issue and ranking for dividend (2002 - 729.2 million shares). Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 736.1 million (2002 - 734.6 million) shares.

Earnings per share before goodwill amortisation and impairment and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2003 £m	2002 £m	**2003 p**	2002 p
Earnings of the year	**101**	100	**13.8**	13.7
Included in operating profit:				
Goodwill amortisation	**37**	37	**5.0**	5.1
Goodwill impairment	**91**	11	**12.4**	1.4
Exceptional items	**-**	37	**-**	5.1
Non-operating exceptional items	**(55)**	2	**(7.5)**	0.3
Deferred tax attributable to goodwill impairment	**(9)**	-	**(1.2)**	-
Tax attributable to exceptional items	**2**	(3)	**0.3**	(0.4)
Earnings before goodwill amortisation and impairment and exceptional items	**167**	184	**22.8**	25.2

5. Post-retirement benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

In the UK, pension arrangements are made through an externally funded defined benefit scheme. An independent actuarial valuation of the scheme was carried out as at April 2003 using the projected unit method. The market value related basis assumed a yield pre-retirement of 7.5% per annum, which exceeded the annual rate of increases in pensionable salaries by 3.4% (2.65% in respect of future service) with a yield post-retirement of 5% per annum (4.75% in respect of future service), which exceeded pension increases by 2.4% (2.15% in respect of future service). The aggregate market value of the assets at the valuation date was £1,297 million and the aggregate funding level on an ongoing basis was 69%.

Company contributions in the year to the UK scheme totalled £54 million (2002 - £33 million) compared with the regular cost in accordance with the application of SSAP 24 of £10 million (2002 - £11 million). The total charge to operating profit was £33 million (2002 - £17 million). There were no curtailment costs charged against exceptional items in respect of closure of businesses (2002 - £3 million). A cumulative advance payment of £93 million is included in long-term debtors (2002 - £72 million).

In certain overseas companies funds are retained within the business to provide for retirement obligations. The annual charge to provide for these obligations, which is determined in accordance with actuarial advice or local statutory requirements, amounted to £35 million (2002 - £31 million).

The Group operates a number of retirement plans which provide certain employees with post-retirement healthcare benefits. The liability for providing these benefits is recognised on an actuarial basis and included in post-retirement and other provisions. The principal actuarial assumptions for the main UK plan as at December 2000, the date of the last review, were that the discount rate would be 7% per annum and that medical costs would initially increase by 8% per annum for three years falling to 4.5% over the next five years.

The Group operates a number of small defined contribution schemes outside the United Kingdom. The charge to the profit and loss account in the year was £4 million (2002 - £4 million). There were no outstanding or prepaid contributions at the balance sheet date.

The following information is given in accordance with the transitional arrangements of FRS 17

Actuarial assessments of all the principal defined benefit post-retirement plans were carried out as at 31 December 2003. The major assumptions used were:

	2003			2002			2001		
	UK	**USA**	**Europe**	UK	USA	Europe	UK	USA	Europe
	%	**%**	**%**	%	%	%	%	%	%
Rate of increase in salaries	**4.3**	**3.5**	**3.0**	3.9	3.5	3.0	4.0	3.5	3.0
Rate of increase in pensions in payment	**2.8**	**2.5**	**1.5**	2.4	2.5	2.0	2.5	2.5	2.0
Discount rate	**5.4**	**6.0**	**5.5**	5.5	6.5	5.5	6.0	7.25	6.0
Inflation assumption	**2.8**	**2.4**	**1.5**	2.4	2.4	2.0	2.5	2.5	2.0
Rate of increases in medical costs: initial/long-term	**9.5/4.3**	**8.5/5.0**	**n/a**	8.0/3.9	8.5/5.0	n/a	8.0/4.5	9.0/5.0	n/a

In the UK the rate of increase in medical costs is assumed to be fixed for the next three years and thereafter tapers down over a further five years to the long-term rate. In the US the rate is assumed to reduce by 0.5 percentage points per annum over a seven year period.

5. **Post-retirement benefits** continued

The fair value of the assets in the schemes and the expected rates of return were:

	UK		USA		Europe	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 31 December 2003						
Equities	**7.5**	**941**	**8.5**	**84**	**-**	**-**
Bonds	**4.8**	**417**	**5.0**	**33**	**4.5**	**9**
Property	**7.0**	**70**	**-**	**-**	**-**	**-**
Cash	**4.0**	**18**	**3.5**	**1**	**-**	**-**
Other assets	**5.4**	**42**	**-**	**-**	**5.5**	**11**
		1,488		**118**		**20**
At 31 December 2002						
Equities	7.5	794	8.5	67	-	-
Bonds	4.6	414	5.0	32	-	-
Property	7.0	59	-	-	-	-
Cash	4.0	37	3.5	4	-	-
Other assets	5.4	33	-	-	6.0	7
		1,337		103		7
At 31 December 2001						
Equities	7.5	951	8.5	92	-	-
Bonds	5.2	390	6.4	31	-	-
Property	7.0	54	-	-	-	-
Cash	4.0	27	4.2	4	-	-
Other assets	5.9	40	5.9	3	7.0	4
		1,462		130		4

The overall position in respect of funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions is:

	31 December 2003				31 December 2002
	UK £m	**USA £m**	**Europe £m**	**Total £m**	£m
Total market value of assets	**1,488**	**118**	**20**	**1,626**	1,447
Present value of post-retirement liabilities	**(2,037)**	**(252)**	**(241)**	**(2,530)**	(2,333)
Gross deficit	**(549)**	**(134)**	**(221)**	**(904)**	(886)
Related deferred tax credit	**131**	**52**	**20**	**203**	202
Net post-retirement liability	**(418)**	**(82)**	**(201)**	**(701)**	(684)
Post-retirement liability already included in balance sheet	**13**	**45**	**173**	**231**	229
SSAP 24 prepayment	**(93)**	**-**	**-**	**(93)**	(72)
Additional liability	**(498)**	**(37)**	**(28)**	**(563)**	(527)

If the net post-retirement liability of £563 million set out above were to be recognised in the financial statements, together with deferred tax, net assets and the profit and loss reserve would be as follows:

	31 December 2003 £m	31 December 2002 £m
Net assets per balance sheet	**942**	960
Net post-retirement liability already included in balance sheet	**138**	157
Net assets excluding net post-retirement liability	**1,080**	1,117
Net post-retirement liability under FRS 17	**(701)**	(684)
Net assets including net post-retirement liability	**379**	433
Profit and loss reserve	**601**	607
Additional net post-retirement liability	**(563)**	(527)
Profit and loss reserve including net post-retirement liability	**38**	80

5. **Post-retirement benefits** continued

Analysis of the amounts that would be charged to operating profit of subsidiaries

	2003 **£m**	2002 £m
Current service cost	**(30)**	(30)
Past service cost	**(1)**	-
Total operating charge	**(31)**	(30)

Analysis of the amounts that would be (charged)/credited to other finance income of subsidiaries

	2003 **£m**	2002 £m
Expected return on pension scheme assets	**92**	105
Interest on pension scheme liabilities	**(129)**	(121)
Net charge	**(37)**	(16)
Total net charge to profit before tax under FRS 17	**(68)**	(46)
Actual charge to profit before tax for the year	**(68)**	(48)
Difference	**-**	**2**

History of experience gains and losses that would be recognised in the statement of total recognised gains and losses
2003

	UK	USA	Europe
Difference between the expected and the actual return on scheme assets			
Amount - £m	116	13	-
Percentage of scheme assets	7.8%	11.4%	-
Experience gains and losses on scheme liabilities			
Amount - £m	13	(7)	(3)
Percentage of the present value of scheme liabilities	0.6%	(2.7%)	(1.3%)
Effect of changes in assumptions underlying the present value of scheme liabilities			
Amount - £m	(149)	(18)	(1)
Percentage of the present value of scheme liabilities	(7.3%)	(7.4%)	-
Total amount which would have been recognised in the statement of total recognised gains and losses			
Amount - £m	(20)	(12)	(4)
Percentage of the present value of scheme liabilities	(1.0%)	(4.7%)	(1.5%)

2002

	UK	USA	Europe
Difference between the expected and the actual return on scheme assets			
Amount - £m	(251)	(28)	-
Percentage of scheme assets	(18.8%)	(27.2%)	-
Experience gains and losses on scheme liabilities			
Amount - £m	(89)	(8)	-
Percentage of the present value of scheme liabilities	(4.7%)	(3.4%)	-
Effect of changes in assumptions underlying the present value of scheme liabilities			
Amount - £m	(80)	(24)	(5)
Percentage of the present value of scheme liabilities	(4.2%)	(10.2%)	(2.4%)
Total amount which would have been recognised in the statement of total recognised gains and losses			
Amount - £m	(420)	(60)	(5)
Percentage of the present value of scheme liabilities	(22.2%)	(25.5%)	(2.4%)

Movement in scheme gross deficits during year

	UK £m	USA £m	Europe £m	Total £m
Gross deficit at 1 January 2003	(551)	(132)	(203)	(886)
Current service cost	(13)	(10)	(7)	(30)
Contributions	54	13	20	87
Other net expenses	(19)	(8)	(12)	(39)
Actuarial loss	(20)	(12)	(4)	(36)
Currency variations	-	15	(15)	-
Gross deficit at 31 December 2003	**(549)**	**(134)**	**(221)**	**(904)**

6. AgustaWestland

The Group's share of AgustaWestland's results and net assets was as follows:

	2003 £m	2002 £m
Sales	**876**	865
Operating profit before goodwill amortisation and restructuring costs	**102**	104
Restructuring costs	**-**	(11)
Goodwill amortisation	**(6)**	(5)
Operating profit	**96**	88
Net interest	**-**	(2)
Profit before tax	**96**	86
Taxation	**(24)**	(29)
Profit after tax	**72**	57
Fixed assets	**183**	186
Current assets	**860**	861
	1,043	1,047
Liabilities due within one year	**(489)**	(602)
Liabilities due beyond one year	**(385)**	(305)
	169	140

The restructuring costs of £11 million in 2002 arose from the consolidation of AgustaWestland's UK operation onto its Yeovil site and the closure of the Weston-super-Mare facility.